Filed by Versum Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Versum Materials, Inc.

Commission File No.: 1-37664

Date: January 28, 2019

The following is the slide show of Versum Materials’ employee town hall presentation delivered by Guillermo Novo on January 28, 2019.

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Versum and entegris announce merger of equals Employee town hall GUILLERMO NOVO, President & CEO January 28, 2019

Forward Looking Statements This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Versum Materials’ and Entegris’ control. Statements in this communication regarding Versum Materials, Entegris and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Versum Materials’ and Entegris’ business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Versum Materials’ and Entegris’ control. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Versum Materials’ and Entegris’ products and solutions; (ii) the ability to meet rapid demand shifts; (iii) the ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) the concentrated customer base; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) operational, political and legal risks of Versum Materials’ and Entegris’ international operations; (viii) Entegris’ dependence on sole source and limited source suppliers; (ix) the increasing complexity of certain manufacturing processes; (x) raw material shortages and price increases; (xi) changes in government regulations of the countries in which Versum Materials and Entegris operate; (xii) the fluctuation of currency exchange rates; (xiii) fluctuations in the market price of Entegris’ stock; (xiv) the level of, and obligations associated with, Versum Materials’ and Entegris’ indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Versum Materials’ and Entegris’ ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Versum Materials’ and Entegris’ filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on February 15, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, filed on November 21, 2018 and in other periodic filings, available on the SEC website or www.entegris.com or www.versummaterials.com. Versum Materials and Entegris assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement. Additional Information about the Merger and Where to Find It This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Versum Materials and Entegris. In connection with the proposed transaction, Entegris intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Versum Materials and Entegris that also constitutes a prospectus of Entegris. Each of Versum Materials and Entegris also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Versum Materials and Entegris. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Versum Materials and Entegris, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://www.entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@entegris.com or by phone at 978-436-6500. Copies of the documents filed with the SEC by Versum Materials will be available free of charge on Versum Materials’ website at investors.versummaterials.com or by phone at 484-275-5907. Participants in the Solicitation Versum Materials, Entegris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Versum Materials are set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on December 20, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 21, 2018. Information about the directors and executive officers of Entegris are set forth in Entegris’ proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 28, 2018, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 15, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Versum Materials or Entegris using the sources indicated above.

Versum has agreed to a merger of equals with Entegris to create a premier specialty materials company Thrilled to combine with Entegris, as we believe the transaction will bring tremendous benefits to Versum, our employees, customers and stockholders Would like to update you on the agreement and cover: Overview of the transaction Why and Why Now? Next Steps Q&A announcement merger

What this means for employees For now, business as usual No immediate changes to our operations or day-to-day responsibilities Transaction will create career opportunities Businesses are highly complementary; combined company will have additional resources, improved scale, and well-balanced portfolio “ “

Compelling combination – Entegris is the right partner

Leader in yield-enabling products and materials for semiconductor environments Based in Billerica, MA 3,500 employees Revenue $1.6 B Adjusted EBITDA $436 MM Core capabilities Filtration and Purification Safe and Clean Packaging Solutions Material Science Fluid Management Solutions Entegris Who is Entegris Note: Revenue and Adjusted EBITDA LTM as of December 31, 2018

Versum is strong independently – but we will be even stronger with Entegris Stronger and more diversified portfolio World class technology and R&D capabilities Greater scale and broader geographic footprint Financial strength – profitability, strong cash flow, low debt Multiple expansion potential Increased profitability – cost & growth synergies Earnings quality and stability Scale to attract different investor pools Additional resources to support investments -- technology, infrastructure, capabilities, etc. Flexibility to grow both organically and inorganically New Co stronger Together

New company Leader in semi Materials Revenue ~$3 Bn EBITDA ~$1 Bn Enterprise ~$9 Bn Cost Synergies ~$75 MM Note: Revenue and Adjusted EBITDA LTM as of December 31, 2018; Adjusted EBITDA inclusive of expected synergies; Market data as of January 25, 2019

New company snapshot NAME Entegris HEADQUARTERS Billerica, MA; will maintain strong operational presence in Tempe, AZ LEADERSHIP Entegris CEO Bertrand Loy will serve as CEO Entegris CFO Gregory Graves will serve as CFO Versum Chairman Seifi Ghasemi will serve as Chairman of the Board Versum GC Michael Valente will serve as GC TEAM Led by a highly experienced and proven leadership team reflecting strengths and capabilities of both companies, supported by talent from both organizations COMMITTMENT Entegris is a great cultural fit, sharing our commitment to respect, integrity, EHS, innovation and customer focus

Why and why now?

Looking to the future Criteria for success going into the 2020s Leadership In Semi Materials STRONG CORE VALUES High Growth Customer Relationships Innovation Capabilities and Intellectual Property Global Infrastructure and Reliable Supply Diversified Portfolio

High Quality Expansion of Portfolio Breadth Technology Infrastructure & Capabilities Operational and Execution Scale Enterprise Scale Deal rationalE Strategic drivers

Diversified & Highly complementary businesses Micro- contamination Advanced Materials Specialty Gases Advanced Materials Handling Delivery Systems & Projects Multiple pillars for growth Profitable Growth High Margins Earnings Stability Strong Cash Flow

Technology Infrastructure and Capabilities innovating locally and globally with customers

Enterprise scale high quality investment for participation in the Semi industry growth EBITDA (CY2019E) Market Capitalization Note: Financials reflect CY2019E figures. Entegris + Versum figures reflect the sum of Entegris and Versum; excludes synergies Combined company will become “must own” specialty materials stock in a fast growing SEMI end-market Enhanced scale more attractive to investors and increases possibility of inclusion in stock indices

OperationAL Scale New levels of efficiency and operational excellence Commercial R&D Manufacturing Supply Chain Geographic IT & Finance Admin Governance Accelerate growth Productivity Margin Expansion

Consistent with our Strategy STAYING FOCUSED ON EXECUTING OUR DEFINED STRATEGY Accelerate Advanced Materials Growth (2-4x MSI) Strengthen Strategic Value of a Diversified Portfolio Expand Infrastructure and Capabilities in China Strategic Cost Management to Improve Margins Disciplined Capital Deployment

Enhanced product portfolio diversity World class technology capabilities Global scale and operational excellence Financial scale, strength, stability, and flexibility COMPELLING STRATEGIC AND FINANCIAL RATIONALE YIELDING SIGNIFICANT VALUE TO STOCKHOLDERS AND CUSTOMERS

Entegris and Versum are combining in a merger of equals to create a premier specialty materials company that will be best positioned to capitalize on industry growth trends and better meet customer needs around the globe Strategic Bringing together two industry leaders with highly complementary portfolios Advances our goal of high quality portfolio diversification Creates enhanced scale, broader footprint, and world-class technology/R&D capabilities Financial Combined company will have an attractive financial profile with greater flexibility, earnings stability and robust cash flow Better ability to invest, grow organically and inorganically, and return excess capital to stockholders Significant cost and growth synergies People Versum employees will benefit from being part of a company with additional resources, global scale, a broader footprint and a well-balanced portfolio Led by highly experienced and proven leadership team reflecting strengths and capabilities of both companies, supported by talent from both organizations Key Messages

Next steps

Next steps 1 Announcement 2 Approval Process; Integration Planning 3 Close expected second half of 2019; Integration Begins

Until the close, continue to operate as independent companies Continue to invest in the future Avoid distractions; speculation only creates noise Ask questions, we will provide updates to keep everyone informed Focus on customers, market opportunity, safety and delivering results Your role is important Versum continues to operate as an independent company

Thank you for all you do for Versum Right partner in Entegris, right combination, at the right time Very exciting news, and hope you see the value of the deal both collectively and individually Most important is to keep doing what you are doing Announcement is just the first step in the process of combining Versum and Entegris, more activities to come We have a strong company, strategy and clear priorities… let’s stay focused. The future will be even better! Thank you your contributions are important and make a difference in our future